UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) May 23, 2017

US ALLIANCE CORPORATION

(Exact name of registrant as specified in its charter)

KANSAS		26-4824142
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4123 SW Gage Center Drive

Topeka, Kansas 66604

(Address of principal executive offices) (Zip Code)

(785) 228-0200

(Registrant's telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

X Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

□ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

□ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

□ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§203.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.1b-2 of this chapter).

Emerging growth company [X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(s) of the Exchange Act. [  ]

 Item 1.01. Entry into a Material Definitive Agreement.

On May 23, 2017, US Alliance Corporation, a Kansas corporation (“USAC”), Northern Plains Capital Corporation, a North Dakota corporation (“NPCC”), and Alliance Merger Sub, Inc., a Kansas corporation and wholly-owned subsidiary of USAC (“ANDC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, NPCC will, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, merge with and into ANDC (the “Merger”), the separate corporate existence of NPCC will cease and ANDC will be the successor or surviving corporation of the Merger and a wholly owned subsidiary of USAC. ANDC will thereafter merge with and into USAC (the "Subsequest Merger"), whereupon the separate corporate existence of ANDC will cease and USAC will be the successor or survivor corporation of the Subsequent Merger.  The Merger and Subsequent Merger are intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, although the parties will not be seeking an opinion from the Internal Revenue Service or legal counsel verifying the tax-free nature of the reorganization.

Upon consummation of the Merger and subject to the satisfaction of all conditions to closing contained in the Merger Agreement, NPCC will become a wholly owned subsidiary of USAC and, subject to the terms and conditions of the Merger Agreement, holders of NPCC common stock will receive, in exchange for their shares of NPCC common stock, a number of shares of USAC's voting common stock, based upon the December 31, 2016 book values of each of NPCC and USAC. Fractional shares resulting from the conversion of a block of NPCC shares will be rounded up to the nearest whole share of USAC voting common stock.

The respective boards of directors of USAC, NPCC and ANDC have determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of, their respective stockholders, and have unanimously approved the Merger and the Merger Agreement. The transactions contemplated by the Merger Agreement are subject to, among other closing conditions, approval NPCC’s shareholders at it annual shareholders' meeting to be held on June 20, 2017 and the filing and effectiveness of a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”).

The parties to the Merger Agreement intend to consummate the Merger as soon as practicable upon receiving approval of the NPCC shareholders, notice of effectiveness from the SEC of the Registration Statement, and approval from the insurance regulators.

USAC and NPCC have made customary representations and warranties in the Merger Agreement and agreed to certain customary covenants, including covenants regarding operation of their respective business prior to the consummation of the Merger.

The Merger Agreement contains certain termination rights for both USAC and NPCC, including, among other things, if (i) the Merger is not consummated on or before October 1, 2017, (ii) more than 2.0% of the shares of NPCC properly notify NPCC of their intent to assert dissenters’ rights under applicable North Dakota law, (iii) the Registration Statement is not declared effective, or (iv) regulatory approval is not obtained.

The preceding summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which will be delivered to NPCC's shareholders and filed as an exhibit to the Registration Statement.

Cautionary Statement Regarding Forward-Looking Statements

This report contains certain forward-looking statements about USAC including statements that involve risks and uncertainties concerning USAC’s proposed transaction with NPCC. Actual events or results may differ materially from those described, expressed or implied in this report due to a number of risks and uncertainties, many of which are beyond the control of USAC. Please refer to the documents that USAC files with the SEC on Forms 10-K, 10-Q and 8-K. These filings identify and address other important business risks, financial and operational matters of USAC. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of USAC. USAC is under no duty to update any of the forward-looking statements after the date of this document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

US ALLIANCE CORPORATION

Date: May 30, 2017	By:	/s/ Jack H. Brier
Jack H. Brier
President and Chairman